VIA ELECTRONIC TRANSMISSION
AND FEDERAL EXPRESS


May 9, 2006

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7116
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Rogers Corporation
                  Form 10-K for the Fiscal Year Ended January 1, 2006 Filed March 31, 2006 File No. 1-4347

Dear Ms. Shah:

         On behalf of Rogers Corporation (the "Company"), set forth below are the responses of the Company to the letter dated April 25, 2006 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filing referenced above.

         The Company's responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Consolidated Statements of Income, page 39

Comment 1:

Please provide us your significance tests, for the year ended January 1, 2006, that determined financial statements under Rule 3-09 of Regulation S-X are not required for any of your equity method investees.

[ * ] CONFIDENTIAL TREATMENT REQUESTED

Response 1:

Please see Appendix A (Tests 1-2) to this letter for the significance tests for the year ended January 1, 2006 that determined that financial statements under Rule 3-09 of Regulation S-X were not required for any of our equity method investees.

Note 3 - Goodwill and Other Intangible Assets, page 50

Comment 2:

Based on your revised reportable segment presentation, we note that you allocated 66.2% of goodwill, or $14.5 million, to your "other polymer products" reportable segment. We also note that your "other polymer products" reportable segment has recognized increasing segment operating losses during each period presented. In addition, on page 29 of MD&A, you stated that you recognized a $22 million impairment charge for certain long-lived assets and the write-down of inventory and receivables of your polyolefin foam operating segment. Please provide us the following information:

o The amount of goodwill allocated to each operating segment and/or reporting unit in "other polymer products."

o The amount of operating income/(loss) for each operating segment and/or reporting unit in "other polymer products" for each period presented.

o An explanation of how you determined that goodwill was not impaired for each reporting unit as of your impairment test date during fiscal year 2005. Provide us with your SFAS 142 goodwill impairment tests, including an explanation of the material assumptions therein. If there is a significant disparity between the forecast data and the comparable historical data, provide reconciling information. Compliance with the guidance in Appendix E to SFAS 142 should be clearly evident.

Response 2:

The amount of goodwill allocated to each operating segment and the amount of operating income (loss) incurred by each operating segment in our Other Polymer Products reportable segment is as follows:

[ * ] CONFIDENTIAL TREATMENT REQUESTED


(in thousands)                                                 Operating Income (Loss)                  Goodwill
                                                    ----------------------------------------------    --------------
                Operating Segment                        2005            2004           2003            Dec 2005
--------------------------------------------------- --------------- --------------- --------------    --------------
Elastomer Component Products                                $[ * ]          $[ * ]         $[ * ]            $[ * ]
Nonwoven Composite Materials                                 [ * ]           [ * ]          [ * ]             [ * ]
Polyester-Based Industrial Laminates                         [ * ]           [ * ]          [ * ]             [ * ]
Polyolefin Foams                                             [ * ]           [ * ]          [ * ]             [ * ]
                                                    --------------- --------------- -------------- -- --------------
Total                                                       $[ * ]          $[ * ]         $[ * ]            $[ * ]
                                                    =============== =============== ============== == ==============

Our SFAS 142 goodwill impairment tests for 2005 can be found in Appendix B-1 to B-4 to this letter.

In our SFAS 142 goodwill impairment tests for the operating segments listed above, we estimated the fair value of each operating segment based on a discounted cash flow calculation, which reflects assumptions that we believe best represent our estimates of the future cash flows of the respective operating segments. In effect, we attempted to determine the fair value of the operating segments as if they were operated as an independent entity and sold in an arms' length third party transaction as such.

In preparing this analysis, we utilized several assumptions to develop the present value of each operating segment. Certain key assumptions are as follows:

o Discount Rate - represents our best estimate of the weighted-average cost of capital for each operating segment as determined through external third party sources;

o Terminal Year Growth Rate - represents our best estimate of the respective operating segments' cash flow growth in perpetuity;

o Working Capital - represents our best estimate of the working capital needs of the operating segment; o Tax Rate - represents the statutory tax rate for each operating segment (note that the Elastomer Component Products operating segment is located in China; therefore, the anticipated statutory tax rate is lower than the other entities that operate in the United States).

As noted above, we prepared the SFAS 142 analysis under the assumption that the fair value of each operating segment, as determined by the related discounted cash flow analysis, would reflect the fair value of the entity on a stand-alone basis. Based on this premise, we removed certain corporate overhead costs that are currently charged to each of these segments that result from the overhead structure of the Company, but that do not necessarily reflect the cost structure that would be incurred by each segment if they were a stand-alone entity. Therefore, we used our judgment to estimate the cost structure of each operating segment as if they operated on a stand-alone basis. The following chart highlights the difference in corporate charges that were actually charged to each operating segment as compared to the allocated charges we believe would be necessary to operate each of these operating segments on a stand-alone basis. We believe that this chart will allow the Staff to better compare the forecasts utilized in our SFAS 142 impairment tests to the actual results reported by the Company in the above table.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

                                                                                         Polyester-Based
                                                            Elastomer       Nonwoven       Industrial
                                                            Component       Composite      Laminates      Polyolefin
(in thousands)                                               Products       Materials                       Foams
                                                          --------------- -------------- --------------- -------------
2005 Operating income (loss)                                      $[ * ]         $[ * ]          $[ * ]        $[ * ]
Add back:  Actual Corporate Allocations                            [ * ]          [ * ]           [ * ]         [ * ]
Add back:  Impairment Charge                                       [ * ]          [ * ]           [ * ]         [ * ]
Deduct:  Estimated Stand-Alone Allocations                         [ * ]          [ * ]           [ * ]         [ * ]
                                                          --------------- -------------- --------------- -------------
Adjusted Operating Income (loss)                                  $[ * ]         $[ * ]          $[ * ]        $[ * ]
                                                          =============== ============== =============== =============


Per the above table, we believe that the corporate allocations charged to both the Elastomer Component Products and the Polyolefin Foams operating segments were not representative of charges that would be necessary for these segments to operate on a stand-alone basis. Furthermore, in 2005, the Other Polymer Products reportable segment experienced operating results that are not indicative of what we believe will represent the future performance of this reportable segment. As we expect to report in our 2006 first quarter Form 10-Q, this segment will report operating results that are essentially break even, including all corporate overhead allocations, which is a significant improvement over their performance in 2005. In particular, the operating results that the Polyolefin Foam and Elastomer Component Products operating segments experienced in 2005 were significantly lower than our current forecasts, which were used in the SFAS 142 analysis. Explanations to support these discrepancies are as follows:

Polyolefin Foams - Operating results for 2005 include two components, $[ * ]. Prior to the restructuring of the business, which occurred at the end of the second quarter of 2005, this operating segment $[ * ]. As a result of the restructuring, which included a realignment of the strategic focus of the business, these operational results began to improve in the second half of 2005 as the segment incurred $[ * ]. These results further improved in the first quarter of 2006 as the segment reported a slight profit. Therefore, our cash flow model takes into account this positive earnings trend to project what we believe is a reasonable forecast for the segment over the next five years. Also, note that the results for 2005 were further impacted by the overhead costs charged to the segment (as described above). Our forecasts include overhead amounts that are less than the actual overhead charges incurred during 2005 as the new segment overhead charges were determined on a post-restructuring basis.

Elastomer Component Products - We relocated our Elastomer Component Products operating segment from Connecticut to China in 2004. Since the relocation, we have been continually working to bring the segment back to an acceptable level of profitability. Much of the operating loss experienced by the segment in 2005 is a result of the start-up costs associated with the move, which included the installation of production lines in China and getting those lines up to our desired quality standards. In the latter half of 2005, this segment began to experience improved operating results, which continued into the first quarter of 2006. Operating losses in the first quarter of 2006 were approximately $[ * ]. Our cash flow analysis takes into account the improvements that we anticipate will occur as we put the previously mentioned start-up costs behind us and work to grow the business and improve its profitability.

[ * ] CONFIDENTIAL TREATMENT REQUESTED

To further support the forecasts utilized in our SFAS 142 impairment analysis, we believe that the operating results achieved by this reportable segment in the first quarter of 2006 are an additional indication that the operating segments performance is trending in a positive direction. We have included reference points below that highlight the improving operating performance of this segment, particularly related to the Elastomer Component Products and Polyolefin Foams operating segments.

                                                                  Operating Income (Loss)
                                                       -----------------------------------------------
(in thousands)                                            Q1 2005          Q4 2005         Q1 2006
                                                       --------------- ----------------- -------------
Elastomer Component Products                                   $[ * ]            $[ * ]        $[ * ]
Nonwoven Composite Materials                                    [ * ]             [ * ]         [ * ]
Polyester-Based Industrial Laminates                            [ * ]             [ * ]         [ * ]
Polyolefin Foams                                                [ * ]             [ * ]         [ * ]
                                                       --------------- ----------------- -------------
Total                                                        $  [ * ]          $  [ * ]      $  [ * ]
                                                       =============== ================= =============

As highlighted in this table, we believe the earnings trend of this reportable segment supports the forecasts we utilized in our SFAS 142 analysis. For example, the polyolefin foams operating segment achieved an operating income of $[ * ] that was used in our analysis. Note also that the operating income in the above table includes the full allocation of corporate charges, whereas our forecast only includes the estimated charges we believe would be necessary if the operating segment operated on a stand-alone basis, which effectively makes these numbers even more comparable and consistent with our forecasts.

Based on these factors, we believe that our SFAS 142 goodwill impairment analysis is appropriate and that the reportable segments goodwill reported in our SFAS 142 is not impaired as of year-end 2005.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Note 8 - Income Taxes, page 57

Comment 3:

We note that you have recognized an income tax benefit of ~$2.0 million, based on your effective tax rate reconciliation on page 58, that you identified as "Provision to return adjustment." It is unclear to us what this adjustment represents. From your disclosure on page 24 in MD&A, it appears that the adjustment may relate to the recognition of fiscal year 2004 deferred tax assets and liabilities. Please provide us with a detailed explanation of what this amount represents and why you believe you have appropriately recognized this adjustment in fiscal year 2005.

Response 3:

The "provision to return adjustment" (income tax benefit of $1,956) referred to on page 24 in the MD&A in our 2005 Form 10-K relates to permanent book-tax difference changes to certain year-end 2004 tax provision estimates, as compared to the actual amounts reported in the 2004 tax return (filed in September 2005). The largest of these differences (approximately $1 million) is the adjustment related to the extraterritorial income exclusion (ETI) resulting from the assimilation of Durel Corporation (Durel), acquired in September 2003. Durel historically used the Foreign Sales and Lease Income (FSALI) method to calculate their ETI exclusion under Internal Revenue Code Sections 114 and 941. At year-end 2004, the three-months of 100% ownership for the period ended December 2003 was used to extrapolate the estimate of the benefit generated by owning Durel for the full year in 2004. When the actual calculations were performed using Rogers' methodology (greater of 1.2% Foreign Trade Gross Receipts or 15% of Foreign Trade Income), the actual benefit that resulted was greater than originally anticipated at year-end 2004. In addition to the ETI benefit, other permanent book-tax differences, such as officer's life insurance and the tax impact of certain consolidating entries were also included in this benefit. Due to the fact that these adjustments were a change in estimate related to these permanent items, we believe this adjustment was properly recorded in fiscal year 2005.

The Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Please telephone me at 860-779-5508, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have.



                  Very truly yours,


                  /s/ Dennis M. Loughran
                  ----------------------------------------------------
                  Dennis M. Loughran
                  Vice President, Finance and Chief Financial Officer


cc:      Robert D. Wachob, President and Chief Executive Officer
         Robert M. Soffer, Vice President, Treasurer and Secretary
         Paul B. Middleton, Corporate Controller
         Debra J. Granger, Director, Corporate Compliance and Control
         Ronald J. Pelletier, Manager Financial Reporting
         Tracey Houser, Staff Accountant, Securities and Exchange Commission Anne McConnell, Securities and Exchange Commission
         Sean Lynch, Ernst & Young
         Andrew J. Merken, Esq., Burns & Levinson LLP


[ * ] CONFIDENTIAL TREATMENT REQUESTED

                                                              APPENDIX A-TEST 1


    ROGERS CORPORATION
    2005
    SIGNIFICANT SUBSIDIARY TEST

    TEST 1- INVESTMENTS

    ---------------------------------------------------------------------------
                  JOINT VENTURE SIGNIFICANT SUBSIDIARY ANALYSIS
                                     TEST 1
                                 (IN THOUSANDS)
    ---------------------------------------------------------------------------

    INVESTMENT IN UNCONSOLIDATED JV'S:                     2005
                                                      ----------------
        RIC                                                [ * ]
        RCCT                                               [ * ]
        RIS                                                [ * ]
        PLS                                                [ * ]

    REGISTRANT'S TOTAL ASSETS                             400,600

    INVESTMENT / REG. TOTAL ASSETS
        RIC                                               [ * ]%
        RCCT                                              [ * ]%
        RIS                                               [ * ]%
        PLS                                               [ * ]%

================================================================================
   Rule 210.3-09 of Regulation S-X indicates to look to Rule 210.1-02, for the significant subsidiary tests. For purposes of a 50% owned entity, 20% is substituted for the 10% indicated within the test descriptions.
   Per Rule 210.1-02 of Regulation S-X:

   (w) SIGNIFICANT SUBSIDIARY. The term "significant subsidiary" means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(1) The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

   Per Rule  210.3-09  of  Regulation  S-X, 20 percent  was  substituted  for 10
   percent  in  the  above  test  as  the  test  applies  to  subsidiaries   not
   consolidated and 50 percent owned by the Company.

   CONCLUSION: Based on the above analysis, no investment in an unconsolidated subsidiary exceeds 20% of the Company's total assets; therefore, this test is passed.

================================================================================

[ * ] CONFIDENTIAL TREATMENT REQUESTED

                                                             APPENDIX A - TEST 2
   ROGERS CORPORATION
   2005
   SIGNIFICANT SUBSIDIARY TEST

   TEST 2 - NET INCOME

   ----------------------------------------------------------------------------
                  Joint Venture Significant Subsidiary Analysis
                                     Test 2

   ----------------------------------------------------------------------------


                                                                 2005
                                                          -------------------
   Equity Income in Income Before Income Taxes:
       RIC                                                            $[ * ]
       RCCT                                                            [ * ]
       RIS                                                             [ * ]
       PLS                                                             [ * ]
                                                          -------------------
                                                                      $[ * ]
                                                          -------------------



   Income Before Income Taxes:
       2005*                                                        $ 12,040
       2004*                                                          47,506
       2003                                                           36,252
       2002                                                           25,160
       2001                                                           21,573

   Average Income Before Income Taxes 2001-2005**                   $ 28,506

   JV Equity Income / Income Before Taxes
       RIC                                                            [ * ]%
       RCCT                                                           [ * ]%
       RIS                                                            [ * ]%
       PLS                                                            [ * ]%


* Income Before Income Taxes for Dec. 05 and Dec. 04 have added back the losses incurred at its joint ventures for purposes of this test - due to the definition of "significant subsidiary" pertaining to SEC Rule 210.1-02 of Regulation S-X Computational Note 1

** Due to the fact that income before taxes in 2005 was at least 10% lower than the average of the income for the last five fiscal years, such average income was substituted for purposes of the computation.

   --------------------------------------------------------------------------
      5 Yr. Average Income Before Income Taxes (including 2005):
    IBT 05                            12,040
    Avg Inc 05-01                     28,506
    10% Avg Inc 05-01                  2,851
                          --------------------------------
    Avg Inc 05-01less 10%             25,656
    Does meet requirement due to IBT 05 being less than the
    Avg Inc 05-01 less 10%
   ----------------------------------------------------------------------------

     Per Rule 210.1-02 of Regulation S-X:

(w)  Significant   subsidiary.   The  term  "significant   subsidiary"  means  a
     subsidiary, including its subsidiaries, which meets any of the following conditions:

(3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Per Rule 210.3-09 of Regulation S-X, 20 percent was substituted for 10 percent in the above test as the test applies to subsidiaries not consolidated and 50 percent owned by the Company.

Conclusion: Based on the above analysis, equity income from joint ventures does not exceed 20 percent of income before income taxes of the Company; therefore, this test is passed.


   [ * ] CONFIDENTIAL TREATMENT REQUESTED

                                                                    APPENDIX B-1


Polyester Based Industrial Laminates
FAS 142 ANALYSIS (000's)
1/2/2005


-----------------------------------------------
Assumptions
-----------------------------------------------
Terminal yr growth rate                 [ * ]%
Tax Rate                                [ * ]%
Working Capital                         [ * ]%
Discount Rate                           [ * ]%
-----------------------------------------------


                                                  Forecast
                                                --------------------------------------------------------------------  Terminal
                                                    2006          2007          2008         2009          2010         Value
----------------------------------------------------------------------------------------------------------------------------------
SALES                                                  $[ * ]        $[ * ]       $[ * ]        $[ * ]       $[ * ]

DIVISION PROFIT                                         [ * ]         [ * ]        [ * ]         [ * ]        [ * ]

STAND ALONE ALLOCATIONS                                 [ * ]         [ * ]        [ * ]         [ * ]        [ * ]
                                                --------------------------------------------------------------------
OPERATING PROFIT (LOSS)                                 [ * ]         [ * ]        [ * ]         [ * ]        [ * ]

TAXES                                                   [ * ]         [ * ]        [ * ]         [ * ]        [ * ]
                                                --------------------------------------------------------------------
NET INCOME                                              [ * ]         [ * ]        [ * ]         [ * ]        [ * ]

DEPRECIATION                                            [ * ]         [ * ]        [ * ]         [ * ]        [ * ]
CAPITAL EXPENDITURES                                    [ * ]         [ * ]        [ * ]         [ * ]        [ * ]
WORKING CAPITAL                                         [ * ]         [ * ]        [ * ]         [ * ]        [ * ]
ADJUSTED CASH FLOWS                                    $[ * ]        $[ * ]       $[ * ]        $[ * ]       $[ * ]        $[ * ]
                                                                                                                    --------------
                                                        [ * ]         [ * ]        [ * ]         [ * ]        [ * ]
DISCOUNT FACTOR                                         [ * ]         [ * ]        [ * ]         [ * ]        [ * ]
PV OF INTERIM CASH FLOWS                                [ * ]         [ * ]        [ * ]         [ * ]        [ * ]

SUM OF INTERIM CASH FLOWS                              $[ * ]
PV OF TERMINAL VALUE                                    [ * ]
BUSINESS ENTERPRISE VALUE                              $[ * ]

NBV ASSETS/LIABILITIES                                 $[ * ]
GOODWILL                                                [ * ]
TOTAL REPORTING UNIT NBV                               $[ * ]

CASH FLOWS VS NBV                                      $[ * ]        Passed

[ * ] CONFIDENTIAL TREATMENT REQUESTED

                                                                    APPENDIX B-2
Polyolefin Foams
FAS 142 ANALYSIS (000's)
1/2/2005


---------------------------------------------------
Assumptions                            YE
---------------------------------------------------
Terminal yr growth rate                     [ * ]%
Tax Rate                                    [ * ]%
Working Capital                             [ * ]%
Discount Rate                               [ * ]%
---------------------------------------------------


                                           Forecast
                                         ---------------------------------------------------------------------------
                                             2006           2007           2008           2009           2010         Terminal
----------------------------------------------------------------------------------------------------------------------------------
SALES                                           $[ * ]         $[ * ]         $[ * ]         $[ * ]          $[ * ]

DIVISION PROFIT                                  [ * ]          [ * ]          [ * ]          [ * ]           [ * ]

STAND ALONE ALLOCATIONS                          [ * ]          [ * ]          [ * ]          [ * ]           [ * ]
                                         ---------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                          [ * ]          [ * ]          [ * ]          [ * ]           [ * ]

TAXES                                            [ * ]          [ * ]          [ * ]          [ * ]           [ * ]
                                         ---------------------------------------------------------------------------
NET INCOME                                       [ * ]          [ * ]          [ * ]          [ * ]           [ * ]

DEPRECIATION                                     [ * ]          [ * ]          [ * ]          [ * ]           [ * ]
CAPITAL EXPENDITURES                             [ * ]          [ * ]          [ * ]          [ * ]           [ * ]
WORKING CAPITAL                                  [ * ]          [ * ]          [ * ]          [ * ]           [ * ]
ADJUSTED CASH FLOWS                             $[ * ]         $[ * ]         $[ * ]         $[ * ]          $[ * ]        $[ * ]
                                                                                                                    --------------
                                                 [ * ]          [ * ]          [ * ]          [ * ]           [ * ]
DISCOUNT FACTOR                                  [ * ]          [ * ]          [ * ]          [ * ]           [ * ]
PV OF INTERIM CASH FLOWS                         [ * ]          [ * ]          [ * ]          [ * ]           [ * ]

SUM OF INTERIM CASH FLOWS                       $[ * ]
PV OF TERMINAL VALUE                             [ * ]
BUSINESS ENTERPRISE VALUE                       $[ * ]

NBV ASSETS/LIABILITIES                          $[ * ]
GOODWILL                                         [ * ]
TOTAL REPORTING UNIT NBV                        $[ * ]

CASH FLOWS VS NBV                               $[ * ]         Passed

[ * ] CONFIDENTIAL TREATMENT REQUESTED


                                                                    APPENDIX B-3
Nonwoven Composite Materials
FAS 142 ANALYSIS (000's)
1/2/2005


-------------------------------------------------
Assumptions                           YE
-------------------------------------------------
Terminal yr growth rate                   [ * ]%
Tax Rate                                  [ * ]%
Working Capital                           [ * ]%
Discount Rate                             [ * ]%
-------------------------------------------------

                                                     Forecast
                                                   --------------------------------------------------------------------
                                                       2006          2007         2008          2009          2010     Terminal
----------------------------------------------------------------------------------------------------------------------------------
SALES                                                     $[ * ]       $[ * ]        $[ * ]        $[ * ]       $[ * ]

DIVISION PROFIT                                            [ * ]        [ * ]         [ * ]         [ * ]        [ * ]

STAND ALONE ALLOCATIONS                                    [ * ]        [ * ]         [ * ]         [ * ]        [ * ]
                                                   --------------------------------------------------------------------
OPERATING PROFIT (LOSS)                                    [ * ]        [ * ]         [ * ]         [ * ]        [ * ]

TAXES                                                      [ * ]        [ * ]         [ * ]         [ * ]        [ * ]
                                                   --------------------------------------------------------------------
NET INCOME                                                 [ * ]        [ * ]         [ * ]         [ * ]        [ * ]

DEPRECIATION                                               [ * ]        [ * ]         [ * ]         [ * ]        [ * ]
CAPITAL EXPENDITURES                                       [ * ]        [ * ]         [ * ]         [ * ]        [ * ]
WORKING CAPITAL                                            [ * ]        [ * ]         [ * ]         [ * ]        [ * ]
ADJUSTED CASH FLOWS                                       $[ * ]       $[ * ]        $[ * ]        $[ * ]       $[ * ]     $[ * ]
                                                                                                                       -----------
                                                           [ * ]        [ * ]         [ * ]         [ * ]        [ * ]
DISCOUNT FACTOR                                            [ * ]        [ * ]         [ * ]         [ * ]        [ * ]
PV OF INTERIM CASH FLOWS                                   [ * ]        [ * ]         [ * ]         [ * ]        [ * ]

SUM OF INTERIM CASH FLOWS                                 $[ * ]
PV OF TERMINAL VALUE                                       [ * ]
BUSINESS ENTERPRISE VALUE                                 $[ * ]

NBV ASSETS/LIABILITIES                                    $[ * ]
GOODWILL                                                   [ * ]
TOTAL REPORTING UNIT NBV                                  $[ * ]

CASH FLOWS VS NBV                                         $[ * ]       Passed

[ * ] CONFIDENTIAL TREATMENT REQUESTED

                                                                    APPENDIX B-4
Elastomer Component Products
FAS 142 ANALYSIS (000's)
1/1/2006


-----------------------------------------------
Assumptions                        YE
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Terminal yr growth rate                 [ * ]%
Tax Rate                                [ * ]%
Working Capital                         [ * ]%
Discount Rate                           [ * ]%
-----------------------------------------------

                                    Forecast
                                    ----------------------------------------------------------------------------
                                      2006            2007            2008           2009            2010       Terminal
----------------------------------------------------------------------------------------------------------------------------
SALES                                     $[ * ]          $[ * ]         $[ * ]          $[ * ]          $[ * ]

DIVISION PROFIT                            [ * ]           [ * ]          [ * ]           [ * ]           [ * ]

STAND ALONE ALLOCATIONS                    [ * ]           [ * ]          [ * ]           [ * ]           [ * ]
                                    ----------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                    [ * ]           [ * ]          [ * ]           [ * ]           [ * ]

TAXES                                      [ * ]           [ * ]          [ * ]           [ * ]           [ * ]
                                    ----------------------------------------------------------------------------
NET INCOME                                 [ * ]           [ * ]          [ * ]           [ * ]           [ * ]

DEPRECIATION                               [ * ]           [ * ]          [ * ]           [ * ]           [ * ]
CAPITAL EXPENDITURES                       [ * ]           [ * ]          [ * ]           [ * ]           [ * ]
WORKING CAPITAL                            [ * ]           [ * ]          [ * ]           [ * ]           [ * ]
ADJUSTED CASH FLOWS                       $[ * ]          $[ * ]         $[ * ]          $[ * ]          $[ * ]      $[ * ]
                                                                                                                ------------
                                           [ * ]           [ * ]          [ * ]           [ * ]           [ * ]
DISCOUNT FACTOR                            [ * ]           [ * ]          [ * ]           [ * ]           [ * ]
PV OF INTERIM CASH FLOWS                   [ * ]           [ * ]          [ * ]           [ * ]           [ * ]

SUM OF INTERIM CASH FLOWS                 $[ * ]
PV OF TERMINAL VALUE                       [ * ]
BUSINESS ENTERPRISE VALUE                 $[ * ]

NBV ASSETS/LIABILITIES                    $[ * ]
GOODWILL                                   [ * ]
TOTAL REPORTING UNIT NBV                  $[ * ]

CASH FLOWS VS NBV                         $[ * ]          Passed

[ * ] CONFIDENTIAL TREATMENT REQUESTED